Ms. Sharon Blume
Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: World Acceptance Corporation (as used herein, the “Company” or “we,” “us,” “our,” or similar formulations as applicable)
Form 10-K for the Fiscal Year ended March 31, 2012
Filed May 29, 2012
Form 10-Q for the Quarter Ended September 30, 2012
Filed November 2, 2012
File No. 000-19599

Dear Ms. Blume:

We are writing in response to your letter dated February 5, 2013, to us with respect to the Staff’s review of our annual report on Form 10-K for the fiscal year ended March 31, 2012 (the “2012 Form 10-K”) and our quarterly report on Form 10-Q for the quarter ended September 30, 2012.

For your convenience and reference, we have repeated the Staff’s comments below (using the same paragraph numbering used in your letter) and included our responses below each corresponding comment.

Unless otherwise noted in this letter, we confirm that we will incorporate the disclosures indicated in our responses below, as applicable, in future filings.

1.	Form 10-K for Fiscal Year Ended March 31, 2012
Item 1. Description of Business
Government Regulation, page 11

We noted disclosure that your industry is subject to extensive regulation, supervision and licensing under various federal and state statutes, ordinances and regulations. We also note on page 12 that you specifically disclose the current ballot initiative in Missouri to cap annual interest rates at 36%, which could negatively impact your lending operations. Please tell us and revise your future filings where appropriate to specifically provide updates with respect to this ballot initiative in addition to other states or locations (i.e. Mexico) where you operate and where there are regulatory considerations that could potentially negatively impact your operations. We note your disclosure of the regulatory update provided in your Form 8-K filed on August 2, 2012 and believe this information would be beneficial to an investor if included in your periodic filing disclosures also.

Management continues to monitor the regulatory risk at the federal, and state, and other locations where we operate (i.e. Mexico) and, as applicable, include disclosures related to those risks in our filings. The paragraph below, which was disclosed in our Form 10-Q for the quarter ended December 31, 2012, is the latest update:

As previously disclosed, the proponents of a 2012 ballot initiative to limit consumer loan annual interest rates in Missouri to 36% failed to secure inclusion of this initiative on Missouri's November 2012 general election ballot. On November 21, 2012, the proponents filed an identical ballot initiative to have the limitation placed on the November 2014 ballot. The Company, through its state and federal trade associations, is working in opposition to this new ballot initiative; however, it is uncertain whether these efforts will be successful in preventing the initiative from being placed on the November 2014 election ballot or in defeating the initiative if it is ultimately placed on the ballot.  As discussed further in the Company's report on Form 10-K for the fiscal year ended March 31, 2012 and the Company's other reports filed with or furnished to the SEC from time to time, the Company's operations are subject to extensive state and federal laws and regulations, and changes in those laws or regulations or their application could have a material adverse effect on the Company's business, results of operations, prospects or ability to continue operations in the jurisdictions affected by these changes.  See Part I, Item 1, “Description of Business-Government Regulation” and Part I, Item 1A, “Risk Factors” in the Company's report on Form 10-K for the fiscal year ended March 31, 2012 for more information regarding these regulations and related risks and the Company's Form 8-K filed August 2, 2012 for more information regarding the potential impact of adoption of such a ballot initiative in Missouri.

Other than previously disclosed, at this time the Company is not aware of other regulatory developments at the federal, or state level or other locations where it operates (i.e. Mexico) that it believes would have a material negative impact on its lending operations.

2.	Report of Independent Registered Public Accounting Firm, page 66

We note that both the audit report and the report on the effectiveness of your internal controls over financial reporting are both dated May 29, 2012. We also note that within each of these reports in the last paragraph you make a reference to these reports as being dated June 1, 2012. Please have your independent auditors revise these reports in future filings to be consistent with the actual dates of these reports.

It was determined that there was an inadvertent typographical error in these reports filed with the 2012 Form 10-K. Although the issuance dates of these reports of our Independent Registered Public Accounting Firm were correctly stated as May 29, 2012, each report included a typographical error cross- referencing the date of the other report as June 1, 2012 instead of May 29, 2012. In future filings, we will confirm that these cross-references are consistent with the actual dates of these reports.

3.	Exhibit 23
It appears that your auditor’s consent is not signed. Please confirm that this consent had a conformed signature at the time you included it as an exhibit to your 10-K. Please also amend either the 10-K or your registration statement to included a signed consent.
The signature was inadvertently omitted from the original filing. At the time the exhibit was included in our 2012 Form 10-K, we did have a conformed signature. On February 19, 2013, we filed Amendment No. 2 to our Form 10-K to include the conformed signature in the consent. We will ensure that the conformed signature is included in such consent in future filings.

4.	8-K, filed October 25, 2012
Exhibit 99.2

We note from the CEO’s prepared remarks that you have recently requested an additional, substantial increase to your loan facility in order to enhance your ability to aggressively continue your share repurchase. Please tell us and revise your future filings, where appropriate, to discuss the reasons for your recent stock repurchases, your future plans for additional stock repurchases, the benefits of repurchasing stock as compared to paying dividends, the benefits of using debt to repurchase common stock, and any other information relevant for an investors’ understanding.

In future filings, where appropriate, we plan to include disclosure similar to the following, which was also included in our recent Form 10-Q for the quarter ended December 31, 2012:

Share Repurchase Program

The Company’s long term profitability has demonstrated over many years our ability to grow our loan portfolio (the Company’s only earning asset) and generate excess cash flow. We have and will continue to use our cash flow and excess capital to repurchase shares, assuming that the repurchased shares are accretive to earnings per share, which should provide better returns for shareholders in the future. We prefer share repurchases to dividends for several reasons. First, repurchasing shares should increase the value of the remaining shares. Second, repurchasing shares as opposed to dividends provides shareholders the option to defer taxes by electing to not sell any of their holdings. Finally, repurchasing shares provides shareholders with maximum flexibility to increase, maintain or decrease their ownership depending on their view of the value of the Company’s shares, whereas a dividend does not provide this flexibility.
Since 1996, the Company has repurchased approximately 14.3 million shares for an aggregate purchase price of approximately $524.7 million. As of December 31, 2012 our debt outstanding was $493 million and our shareholders’ equity was $360 million resulting in a debt-to-equity ratio of 1.37:1. Our first priority is to ensure we have enough capital to fund loan growth. To the extent we have excess capital we intend to continue repurchasing stock, as authorized by our Board of Directors, which is consistent with our past practice. We will continue to monitor our debt to equity ratio and are committed to maintaining a debt level that will allow us to continue to execute our business objectives, while not placing undue stress on our balance sheet.
Historically, management has filed a Form 8-K with the Securities and Exchange Commission to announce any new authorization the Board of Directors has given regarding stock repurchases. Management plans to continue to make filings with the Securities and Exchange Commission or otherwise publicly announce future stock repurchase authorizations. When we have Board authorization to repurchase shares, we have historically repurchased shares in the open market and in accordance with applicable regulations regarding company repurchase programs and our own self-imposed trading policies. As mentioned above, when we have excess capital and the market price of our stock is trading at a level that is accretive to earnings per share, we anticipate that we will continue to repurchase shares.

5.
As a related matter, please also tell us and consider revising your future filings to describe the controls and operating procedures surrounding how and when you determine the number and amount of common shares to repurchase during any period. We note the following related to executive compensation:

•	Compounded annual EPS growth is the predominant measure for which restricted stock vests as noted on page 59 of your Form 10-K for March 31, 2012;

•	Stock options granted to executives vest similarly based upon EPS targets as noted in your Form 8-K filed on December 10, 2012; and

•	EPS is a performance target for which executive compensation is determined as noted in disclosures in your Form DEF 14A.

•
Based upon this information, we believe that additional information and disclosures related to your controls and operating procedures surrounding your stock repurchases is necessary for a complete understanding.

The Board of Directors and the Compensation and Stock Option Committee (the “Compensation Committee”) believe that earnings per share (“EPS”) is the most important indicator of shareholder value. Therefore, the Compensation Committee has determined pre-established goals related to (1) increases in EPS, (2) growth in loans receivable, (3) expense control, and (4) charge-off control.  The Compensation Committee selected these goals to motivate and reward the maximization of shareholder value based on its belief that earnings per share is the most direct measure of shareholder value and that growth in loans receivable, combined with expense control and charge-off control, are the three most significant determinants of earnings per share.   The Compensation Committee believes EPS as measure of performance is important to shareholders because it allows shareholders to compare the returns we earn by investing capital in our core business with the return they could expect if we returned capital to shareholders and they invested in other securities.

As a result, and as you indicated in your letter, the annual bonus plan has EPS growth as a primary target. In addition, performance-based equity awards are also based on EPS targets.

The Compensation Committee believes that the equity grants to certain officers appropriately align his/her compensation with the interests of shareholders as a result of the following:

-          The financial rewards will only be received if EPS increases over time;
-          The amount of compensation received will be proportionate to the amount of shareholder wealth created as measured by EPS growth; and
-          The equity award is long-term, which will appropriately align the employee with long-term shareholders

In addition, The Compensation Committee and the Board of Directors believe that it is also important for management to make wise capital allocation decisions. Because these capital allocation decisions may impact EPS, the Company does have controls in place regarding stock repurchases to ensure that management is focusing on the core business.

The Company’s procedures and controls regarding stock repurchases consist of the following:

1.	Board of Directors Approval of all Stock Repurchase Authorizations
When management determines that there is availability on the revolver (or other debt) in excess of what is needed to fund loan growth and operating expenses, a request is made to the Board of Directors to authorize a maximum dollar amount that may be used to repurchase shares. The Board of Directors then discusses the request and votes whether or not to approve the request. When the Board of Directors does authorize the share repurchases, historically, management has filed a Form 8-K with the Securities and Exchange Commission to announce the new authorization the Board of Directors has given regarding stock repurchases. Management plans to continue to make filings with the Securities and Exchange Commission or otherwise publicly announce future stock repurchase authorizations. When we have Board authorization to repurchase shares, we have historically repurchased shares in the open market and in accordance with applicable regulations regarding company repurchase programs and our own self-imposed trading policies.

2.	Borrowing Availability is subject to Loan Covenants
The Company has debt covenants restricting stock repurchases based on minimum net worth levels, as well as borrowing base limitations based on customer loan balances.

3.	Balance Sheet Leverage
The Board of Directors has provided guidance to the Company’s management as to a range of debt to equity leverage that the Board of Directors would like the Company to maintain.

4.	Securities and Exchange Act 1934 under Rule 10b-18
The Company follows the Securities Exchange Act of 1934 under Rule 10b-18, titled Purchases of Certain Equity Securities by the Issuer and Others (the “safe harbor rule”). The primary purpose of the rule is to minimize market impact from an issuer’s repurchases by limiting how, when, at what price and how many shares of the Company’s stock can be bought back.

5.	Daily Limits and Prices
To determine the number of shares to be repurchased, the CEO and CFO discuss what the daily limits are subject to the safe harbor rule and current trading prices of the Company stock. Based on this conversation a decision is made on the maximum number of shares to be repurchased and the maximum price per share to be paid.
When the above conditions are met and as indicated in response #4, we are actively repurchasing shares.

6.	Form 10-Q for Fiscal Quarter Ended September 30, 2012
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Comparison of Three Months Ended September 30, 2012 Versus Three Months Ended September 30, 2011, page 19

We note your disclosure that based upon how you currently account for interest revenue coupled with the fact that the last two days of the quarter fell over the weekend, you estimate a shift between interest and fee revenue of between $2.0 and $2.5 million from the second to third quarter. Please address the following:

•
You stated in your conference call held on October 25, 2012 that the $2.0 and $2.5 million difference was a net amount while your current disclosure indicates that this difference is a gross amount. Please reconcile these two statements. Additionally, if this is a net amount, provide us with a detail of the other line items and related amounts that are netted against these revenue amounts;

In the prepared remarks for the quarterly conference call, which were filed as Exhibit 99.2 to our Form 8-K filed October 25, 2012, Mr. McLean stated the following: “We believe that this timing issue has and will result in a shift of interest and fee revenue, currently estimated to be between $2 and $2.5 million dollars, from the current quarter to the third quarter of the fiscal year.” We included this exact same disclosure in our filed Form 10-Q for the quarter ended September 30, 2012.
During the question and answer session of the conference call, any responses by Mr. McLean to the effect that the estimated shift in revenue was a “net number” was intended to clarify that the overall impact of the revenue shift was and would be partially offset by other items of a recurring nature as it flowed through the income statement for purposes of affecting the Company’s net earnings. Mr. McLean did not want to ignore the impact of the timing issue, but because of the estimates involved, did not want to imply that the entire amount would be an addition to net income in the third quarter.
The estimated amount of the deferred shift in interest and fee revenue resulting from the timing issue was a gross amount, as indicated in both the prepared conference call remarks and the filed Form 10-Q for the quarter ended September 30, 2012.

•
We also note from the aforementioned conference call that as a result of a timing difference in addition to future period end dates that will fall on a weekend, you plan to implement a change to the effective interest method of accounting on an accrual basis in accordance with U.S. GAAP. Provide us with an update on the progress of your implementation of this change.

We have completed system changes required to convert from recognizing interest and fee income from a rule of 78/cash method to an effective interest method of accounting on an accrual basis. We are currently in the process of testing the system changes.

In addition, we also intend to include in the MD&A the impact of this conversion. At this time, we have not drafted the MD&A disclosures .

•	Lastly, provide us with your proposed disclosures that you intend to include in your future filings as a result of this change. Refer to ASC 250.

The following are proposed disclosures that we intend to include in our future filings:

Loans and Interest Income

The Company is licensed to originate consumer loans in the states of Georgia, South Carolina, Texas, Oklahoma, Louisiana, Tennessee, Missouri, Illinois, New Mexico, Kentucky, Alabama, Wisconsin and Indiana.  In addition, the Company also originates consumer loans in Mexico.  During fiscal 2013 and 2012, the Company originated loans generally ranging up to $4,000, with terms of 36 months or less.  Experience indicates that a majority of the consumer loans are refinanced, and the Company accounts for the refinancing as a new loan.  Generally a customer must make multiple payments in order to qualify for refinancing.  Furthermore, the Company’s lending policy has predetermined lending amounts, so that in most cases a refinancing will result in advancing additional funds.  The Company believes that the advancement of additional funds constitutes more than a minor modification to the terms of the existing loan, as the present value of the cash flows under the terms of the new loan will be 10% or more of the present value of the remaining cash flows under the terms of the original loan.

Fees received and direct costs incurred for the origination of loans are deferred and amortized to interest income over the contractual lives of the loans.  Unamortized amounts are recognized in income at the time that loans are refinanced or paid in full.

Loans are carried at the gross amount outstanding, reduced by unearned interest and insurance income, net of deferred origination fees and direct costs, and an allowance for loan losses.  For the fiscal years ended March 31, 2012 and 2011, the Company recognized interest revenue on its loans using the rule of 78s, and the collection method, which is a cash method of recognizing the revenue. The combination of using the rule of 78s and the cash collections method to recognize interest revenue approximated the actuarial accrual method required by U.S. generally accepted accounting principles. As of March 31, 2013, the Company converted to the actuarial accrual method for recognizing the revenue.

Charges for late payments are credited to income when collected.

The Company generally offers its loans at the prevailing statutory rates for terms not to exceed 36 months.  Management believes that the carrying value approximates the fair value of its loan portfolio.

Nonaccrual Policy

The accrual of interest is discontinued when a loan is 60 days past the contractual due date. When the interest accrual is discontinued, all unpaid accrued interest is reversed against interest income. While a loan is on nonaccrual status, no interest revenue is recognized.

7.	Form 8-K, filed January 30, 2013
Exhibit 99.1

We note from your third quarter conference call when discussing regulatory considerations you mention an “interesting ruling” related to an Appellate Court decision and the potential for this issue to be addressed by the Supreme Court. Please tell us and revise your future filings to discuss this ruling, clearly state whether it relates to the Consumer Finance Protection Bureau (CFPB), and the potential impact it could have on your business operations.

Below is a discussion of this ruling, which we also included in our report on Form 10-Q for the quarter ended December 31, 2012:

Canning v. National Labor Relations Boar
The D.C. Circuit issued its decision in the case of Canning v. National Labor Relations Board on January 25, 2013, which invalidated the President's appointment of three members to the NLRB on grounds that the appointments pursuant to the exercise of his “recess appointment” authority were unconstitutional under the circumstances.
The President similarly appointed Richard Cordray as the first Director of the CFPB pursuant to his recess appointment authority at approximately the same time as the NLRB appointments. Mr. Cordray's appointment is similarly being challenged in the D.C. District Court.
The CFPB was not a party to the Canning decision, and Mr. Cordray's appointment was not directly affected by that decision. It is also possible that the Canning decision will be appealed to the U.S. Supreme Court, which could overturn or modify the Canning decision or interpretation of the President's recess appointment authority. However, if Mr. Cordray's appointment is invalidated or his authority remains clouded because of this issue, it may affect our industry, as the operational authorities of the CFPB, which are set forth in Title X of the Dodd-Frank Act, distinguish between certain powers which were exercisable prior to the appointment of a Director and those which are exercisable only when the CPFB has a Director.
One of the CFPB powers which requires a Director is supervising non-depository institutions pursuant to the provisions of Section 1024 of the Dodd-Frank Act, which includes the authority to: (i) prescribe rules defining the scope of non-depository institutions subject to CFPB's supervision; (ii) prescribe rules establishing recordkeeping requirements that CFPB determines are needed to facilitate non-depository supervision; and (iii) conduct examinations of non-depository institutions.

We are a non-depository institution, as described in the Dodd- Frank Act, and it is unclear how the recent Canning ruling or pending action to invalidate Mr. Cordray's appointment will affect our industry and if we will be supervised by the CFPB until the recess appointment issue is resolved.

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In accordance with the Staff’s comments in your letter dated February 5, 2013, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this addresses each of your concerns and comments. If you have any questions or further comments, please contact me at 864-298-9801 extension 220.

     Sincerely,

/s/ A. A. McLean, III

A. A. McLean, III
Chairman of the Board and
Chief Executive Officer
World Acceptance Corporation